

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

January 22, 2010

Michael F. Barry
Chairman, Chief Executive Officer and President
Quaker Chemical Corporation
One Quaker Park, 901 E. Hector Street
Conshohocken, Pennsylvania 19428

> **Re:** **Quaker Chemical Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 13, 2010**
> **File No. 333-163294**

Dear Mr. Barry:

We have reviewed your response letter dated January 13, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. We note your response to comment 5 of our letter dated December 16, 2009. Since it appears that you are contemplating that the registration statement be utilized for a subscription rights offering, please tell us how you determined that registration of the offer and sale of the shares that will be allocated to the shareholders who elect to participate in the rights offering is not required on the current registration statement.

Legal Opinion, Exhibit 5.1

2. We note that the opinion is dated as of January 13, 2010. Please clarify that the opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Howell J. Reeves, Esq. *(Via facsimile 215/405-3834)*
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103